Exhibit 99.1

Yucheng Technologies Limited Announces Credit and Non-performing Asset Management Contract Wins with China Construction Bank

BEIJING, China, Oct. 25 /Xinhua-PRNewswire-FirstCall/ — Yucheng Technologies Limited (Nasdaq: YTEC), a leading local IT and outsourced service provider to the Chinese banking industry, today announced contract wins with China Construction Bank (CCB), to provide credit asset & non-performing asset management and monitoring solution services. The contracts amount to approximately US$1.5 million.

“Yucheng has established extensive working relationships with China Construction Bank in areas such as online banking, call center and risk management. We are pleased to further extend our cooperation with China Construction Bank in new areas of credit asset and non-performing asset management,” stated Weidong Hong, the CEO of Yucheng. “China Construction Bank must follow stringent disclosure requirements in managing its credit assets and non-performing asset portfolios, given its public company status and to be Basel II Accord compliant. Yucheng will assist CCB in strengthening its ability to better manage its loan classification, quality of credit assets, non-performing asset operations, and overall banking assets management and controls. These new contract wins indicate our continuous drive to further penetrate our existing banking client base. Also we believe our successful implementation of these solutions for CCB will be valuable reference cites to win future business.”

About China Construction Bank
China Construction Bank is one of the top four commercial banks in China. Founded in 1954 and headquartered in Beijing, China Construction Bank has an extensive network of approximately 13629 branch outlets across the country. In addition, it maintains overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul; representative offices in New York and London. As of the end of 2006, it had a total asset of about US$698 billion, ranking the second among all the Chinese banks, following Industrial and Commercial Bank of China (ICBC).

About Yucheng Technologies Limited
Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,400 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi’an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha, and Chengdu.
Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration 2) IT consulting, solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in 1) banking channel management IT solutions and services, such as web banking and call centers, and 2) risk/performance management solution consulting and implementation service. It is also rapidly becoming the leading third party provider of POS merchant acquiring services in partnership with banks.

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: +86-10-6442-0533
Email: investors@yuchengtech.com